Fairfield Communities, Inc.

                     10% Senior Subordinated Secured Notes

                                    Revised

                               Ombudsman Report




                             For the Period Ending

                                 June 30, 1994





                                  Prepared by

                         Houlihan Lokey Howard & Zukin

                            ------------------------

                                Date Prepared:

                                August 11, 1994





Introduction
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In connection with Houlihan Lokey Howard & Zukin's role  ("Houlihan Lokey") as the  official  ombudsman  ("Ombudsman")  to the  Fairfield  Communities,  Inc.
("Fairfield"  or  the  "Company")  Senior  Subordinated  Secured   Noteholders
("Noteholders"), Houlihan  Lokey issued its  Ombudsman Report for  the quarter
ended June  30, 1994 on  August 3,  1994 (the "Original  Report").   Fairfield
subsequently informed Houlihan Lokey that certain of the information prepared by the Company in connection with the Original Report required revision. Houlihan Lokey has reviewed the revision and concurs with the new figures
which  are outlined  in this  report.   The net  impact to  Noteholders  was a
reduction in the reported release price on the lots held as Collateral at Fairfield's Pointe Alexis Development of $168,175 (see additional detail in
the Pointe Alexis Section of this report).   The other sections of this report
are unchanged from the Original Report.

The Noteholders' collateral (the "Collateral") consists of all of Fairfield's interest in its (i) Fairfield Pointe Alexis development (excluding certain lots pledged as Collateral to the First National Bank of Boston) located in Tarpon Springs, Florida ("Pointe Alexis"); (ii) Harbour Ridge joint venture in Stuart, Florida ("Harbour Ridge"); and (iii) Sugar Island joint venture in St. Croix, U.S. Virgin Islands ("Sugar Island"). Noteholders previously had Collateral interests in the Bald Mountain Golf Course at the Fairfield Mountain Development ("Bald Mountain Golf Course") until it was sold on February 9, 1993 and the Harbour Golf Course at the Fairfield Harbour development in New Bern, North Carolina ("Harbour Golf Course") until it was sold on October 8, 1993.

In addition, Fairfield has reserved, but not issued, 588,235 shares of its common stock (approximately five percent of the outstanding Fairfield common stock on a fully-diluted basis) on behalf of the Noteholders to be issued in the event that the Collateral sale proceeds are insufficient to repay the Senior Subordinated Secured Notes ("Notes"). As of July 29, 1994, the trading price of Fairfield's common stock was 6 7/8.

Pursuant to Fairfield's plan of reorganization, efforts are underway to liquidate all of the Fairfield controlled Collateral (Pointe Alexis) and to continue receipt of cash flow distributions from Collateral consisting of Fairfield general and limited partnership interests (Sugar Island and Harbour Ridge). Fairfield also must maintain the Collateral it controls until the liquidation process is complete.

Collateral proceeds during the quarter ended June 30, 1994 totaled approximately $828,953 (approximately $123,499 of which funded the Noteholders' Operating Account which will be used to fund operating expenses at Point Alexis). The balances in the Noteholders' Interest Payment Account and Operating Account, were $178,449 and $126,590, respectively, as of June 30, 1994.
The balance in the Noteholders' Development Account (which is earmarked for lot development at Point Alexis) was $500,588 (after payment of approximately $138,579 of development expenses).


Since the effective date of Fairfield's chapter 11 plan of reorganization, Noteholders have received distributions totaling $11,274,360, of which $3,265,082 was interest and $8,009,279 was principal. The remaining principal balance outstanding as of June 30, 1994 was $14,805,665 which amount is secured by all of the Collateral outlined in this report (including the cash balances outlined above).

This report will serve to more fully describe the Collateral as well as to update the Noteholders with respect the both the condition and expected cash flow of all of the remaining Collateral.


Pointe Alexis
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Fairfield  Pointe Alexis  is divided  into two  separate developments,  Pointe
Alexis South and Pointe Alexis North (Harbour Watch), both located in Tarpon Springs, Florida.

Pointe Alexis South is a Fairfield community master planned for 271 units. As of June 30, 1994, 160 had been sold, 1 was built and waiting for sale, 52 were vacant lots (revised upward by 7 from the Original Report) with roads and improvements installed, and 57 were raw land with no improvements (revised downward by 8 from the Original Report) . The aggregate release price (the amount which must be paid to Noteholders upon sale of each unit) for all the remaining lots and developed units is $1,339,125 (revised downward by $69,375 from the Original Report) although some of the interior lots may never yield any appreciable value. Originally developed as a retirement community, Pointe Alexis has both single- and multi-family product. As a result of Fairfield's Chapter 11 filing and limited sales at Pointe Alexis, however, the Company limited construction activity to projects in progress and began marketing tracts of land in bulk to other developers. This strategy will continue going forward. Lot prices range from $12,000 to $20,000 but may be discounted if large tracts of land are sold in bulk.

The community surrounding the development consists mostly of lower income housing and access from the Tampa airport is poor; however, some of the lots (especially the waterfront lots) do have appeal. In addition, Pointe Alexis is one of the few remaining sites in Florida where gulf-front properties can be purchased at relatively inexpensive prices, and the Tarpon Springs area does have a strong retirement community. A market does exist for Pointe Alexis lots, albeit at significantly discounted prices from historical levels. At the current sales and release prices, the remaining land inventory will likely liquidate over approximately three years as undeveloped lots are sold in small to medium sized tracts to developers.

As an alternative, the entire project could be sold in a single bulk sale, although this would likely require an aggregate sales price well below the aforementioned release price. Fairfield and Houlihan Lokey are currently reviewing one such proposal from a national real estate developer. In determining the appropriate strategy to take, Houlihan Lokey will consider, among other things, the net present value of the offer (which will likely require seller financing) against the projected individual lot sale proceeds over an extended period of time.

During the quarter ended June 30, 1994, at Pointe Alexis South, Fairfield recorded 5 lot sales and 8 lot closings (revised upward by 2 from the Original Report) compared to 0 lot sales and 1 lot closing during the quarter ended June 30, 1993. Total revenues at Pointe Alexis South during the second quarter ended June 30, 1994 totaled $207,956 (revised upward by $40,000 from the Original Report) compared to $20,000 during the second quarter ended June 30, 1993.

Harbour Watch shares the same location and access problems as Pointe Alexis South, but has superior marketing characteristics and Collateral value. Harbour Watch is a gated community with card-controlled access. From inception, it has been operated as a lot sale development with no home building operations conducted by Fairfield (in contrast to Pointe Alexis South). Lot prices generally range from $50,000 for interior lots to $170,000 or more for waterfront lots with docks. The master plan calls for sales of 180 lots. As of June 30, 1994, 109 lots had been sold, 44 more were developed with roads and available for sale (revised upward by 2 from the Original Report) and 27 more lots were held as raw land (revised downward by 1 from the Original Report) . Of the 71 remaining lots, the First National Bank of Boston has a first lien on 14 lots (revised downward by 1 from the Original Report). The aggregate release price on the lots pledged as Collateral to the Noteholders is $2,458,300 (revised downward by $98,800 from the Original Report).

During the later stages of Fairfield's Chapter 11 proceedings, the Official Committee of Noteholders together with the Bankruptcy Court approved a plan to reinvest certain of the lot sale proceeds being held on behalf of the Noteholders for the development of additional gulf front lots to spur sales volume. In total, 14 lots were developed for an aggregate purchase price of $185,366. During the quarter ended June 30, 1994, Fairfield began developing all remaining undeveloped lots at Harbour Watch, many of which are waterfront. The estimated cost to develop all of the remaining lots is $636,621 which, pursuant to the Indenture, must be funded by Collateral proceeds. In total, 31 additional lots will be developed. The entire cost of the project has been pre-funded into the Noteholders' Development Account. The development project was nearing completion as of June 30, 1994.

During the quarter ended June 30, 1994, at Harbour Watch, Fairfield recorded 0 lot sales and 1 lot closing, compared to 0 lot sales and 2 lot closings during the quarter ended June 30, 1993. Total revenues at Harbour Watch during the quarter ended June 30, 1994 were $280,000 compared to $199,000 revenue during the quarter ended June 30, 1993.

Many of the homes which have been built are quite large and expensive, particularly some of the waterfront homes. There is an ongoing sales effort in place with a sales trailer at the entrance to the community. During the quarter ending June 30, 1994, construction of several new homes continued, maintaining the community's positive ambiance of ongoing activity. The time estimate to sell the remaining land inventory is approximately 2.0 to 3.0 years.

Pointe Alexis South and Harbour Watch collectively had monthly cash operating expenses of approximately $70,606 during the quarter ended June 30, 1994, which, together with closing costs and commissions, may be funded out of excess sale proceeds (the sale price that is in excess of the release price).

As the Ombudsman, Houlihan Lokey will continue to monitor the spread between the sales prices and release prices and its relationship with operating expenses and closing costs. At its discretion, Houlihan Lokey can instruct Fairfield to increase (up to the levels in the March 31, 1989 Indenture) or decrease release prices as appropriate. Given the current sales activity, Houlihan Lokey does not foresee changing prices in the immediate future.



Harbour Ridge
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Harbour  Ridge  is  a  for-sale luxury  recreational  community  located  on a beautiful stretch  of land fronting on  the St. Lucie  River approximately one
hour  from the  West Palm Beach  Airport in  Stuart, Florida.   The Collateral
interest  entitles Noteholders  to 35.5  percent of  the net  partnership cash
flow.   The community  is a high-end  luxury community with  a strong seasonal element, as opposed to year-round residence, with prices ranging from approximately $175,000 to approximately $1 million. Primary emphasis is on a golf and clubhouse lifestyle, with a secondary emphasis on boating. There are also boat slips for sale ranging in price from $20,000 to $40,000.

The managing general partner of Harbour Ridge is Harbour Ridge, Inc., the principals of which have years of experience and success in the business which are clearly expressed in the competent and professional look and feel of the project. The homes are attractively designed and appear well built. The clubhouse also is attractively designed and is surrounded by two golf courses, one designed by Joe Lee and the other by Pete Dye.

During our recent trip to the Community we met with the managing general partner and toured the undeveloped lot sites. The project is proceeding as planned and, at current sales activity, could be concluded as early as 1996.

During the quarter ending June 30, 1994, 7 units were sold, leaving approximately 35 more units to be sold. A total of 661 units have been sold since the inception of the project. Although many of the choicest sites have been previously sold, there remains an excellent cross section and mix of single-family/multi-family, waterfront/non-waterfront properties with varying prices.

The Noteholders received a distribution of $353,000 from Harbor Ridge during the quarter ending June 30, 1994. Current projections indicate that an additional $1.5 to $2.0 million of cash flow should be generated for the Noteholders.



Sugar Island
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The  Sugar Island Partnership  (the "Partnership")  was formed during  1984 to purchase approximately 4,091 acres of land located on the island of St. Croix,
Territory of  the Virgin Islands of  the United States.   The managing general
partner is Delray Land, Inc. ("Delray").  The Partnership paid $10 million for
the  property.   At the  time of  the purchase,  the property  was undeveloped except  for the 166-acre  Fountain Valley Golf  Course (renamed Carambola Golf
Club) designed by Robert Trent Jones. Fairfield's interest in the Partnership entitles it to 30 percent of the total net cash flow distributed.

To date, the Partnership has sold 883 acres of the property in two separate transactions. During 1986, the Partnership sold 855 acres of the inland property to Danested Associates ("Danested") for an aggregate purchase price of $10.7 million. Danested has developed condominiums and vacant lots designated for single-family homes on the property. Also during 1986, the Partnership sold 28.5 acres of waterfront land to the Davis Beach Company for approximately $2.5 million for use in the development of the 157-unit Carambola Beach Resort (not included in the Collateral). Danested had entered into an option to purchase approximately 1,069 additional acres of land for $12.0 million, but the option expired unexercised on March 31, 1991. The land that was under option to Danested is located in the central part of the island. It is mostly flat and easily developed but for the most part has no direct ocean views. Danested also had an option to purchase the Carambola Golf Club (the "Golf Club") for $7.5 million which expired unexercised on March 31, 1993.

The remaining parcel of 2,139 acres is arguably some of the most beautiful land on St. Croix. The terrain is mountainous and covered with dense foliage. Most of the property has ocean views. The coastal portions are set in a series of coves ideal for development but currently there are no significant natural beaches and very limited road access. Development of the property will be difficult and expensive, limiting the number of potential buyers. The Partnership has indicated that it is considering selling small sections of land or even individual lots, if possible. The cost of holding the property is relatively low. The Partnership leases the land to local farmers which results in a 95 percent property tax exemption.

The Carambola Beach Resort (the "Resort") is a five-star development and was completely rebuilt following hurricane Hugo in 1990. As a result of decreasing tourism and occupancy rates, however, the senior Resort lenders decided to foreclose on the hotel property and shut down hotel operations during June 1991. The Resort remained closed until an investment group,
operating  through   a  Radisson  Hotel   International  franchise  agreement,
purchased the property on June 8, 1993. The resort has now resumed full operations and is operating at an occupancy rate of approximately 40%. According to resort management, low occupancy rates were expected during the resorts first year of operations.

Although the buyer of the Resort has indicated that it has no interest in purchasing the Golf Club at this time, increased play since the Resort opened has increased cash flow at the Golf Club to approximately $200,000 on an annualized basis, some of which may be used to make a distribution to the Sugar Island partners. According to Delray, the Golf Club will likely reinvest excess cash for near term in new golf carts and course maintenance and therefore no




- - -----------------------------------
distributions are expected during 1994. During April, 1994, the Golf Club hosted the Virgin Islands L.P.G.A. Classic which was telecast on the Prime Sports Network. The tournament was well attended and helped publicize St. Croix tourism nationally.

From a Collateral value perspective, Sugar Island should generate cash flow for the Noteholders, although the magnitude and the time frame over which the cash flow will be realized are difficult to determine. The Golf Club will likely be sold (or leased on a long-term basis) within the next one or two years, but the undeveloped land acreage could take several years to sell.



Bald Mountain Golf Course
- - ------------------------------

The Bald Mountain Golf Course is one of two golf courses located at the Fairfield Mountains development in Rutherford County, North Carolina. The 18-hole, par 72, 6,689 yard Bald Mountain Golf Course was designed by William B. Lewis and sits on approximately 115 acres, with Bermuda grass tees and fairways, bent grass greens, 28 sand traps and 10 water hazards. The Bald Mountain Golf Course is located behind a gated entrance and attracts almost exclusively Fairfield residents and timeshare owners.

On February 9, 1993, Fairfield completed the sale of the Bald Mountain Golf Course to the Fairfield Mountains Development Property Owners Association (the "Mountain POA") for net cash proceeds of $1,787,519.74.

In addition to the sale proceeds, the Mountains POA withdrew various claims alleging its rights to golf course ownership.



Harbour Golf Course
- - --------------------

The Harbour Golf Course is one of two golf courses located at the Fairfield Harbour development in New Bern, North Carolina. The 18-hole, par 72, 6,600-yard Harbour Golf Course was designed by Dominic Palumbo and is located on approximately 188 acres with narrow sloping fairways, a site-wide canal system, 77 sand traps and 3 lakes. The course does not allow access to the general public .

On October 8, 1993, Fairfield completed the sale of the Harbour Golf Course to the Fairfield Harbour Property Owners' Association for net cash proceeds of $1,947,948.26. Subsequently, an additional $22,800 was received in connection with the release of certain contingent closing costs.